November 21, 2018

Charles W. Rayfield
Chief Financial Officer
Knoll, Inc.
1235 Water Street
East Greenville, PA 18041

       Re: Knoll, Inc.
           Form 10-Q for the quarterly period ended March 31, 2018 Filed May 10, 2018
           File No. 1-12907

Dear Mr. Rayfield:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comment. We may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.

Form 10-Q for the quarterly period ended March 31, 2018

Note 16. Segment Information, page 19

1. We note your revised segment presentation in connection with the acquisition of Muuto.
      Please tell us the operating segments included in each reportable segment. Clarify whether the Lifestyle reportable segment aggregates the Studio, Coverings and Muuto operating segments. If so, please provide us with your analysis of the aggregation criteria in paragraphs 11-19 of ASC 280-10-50.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Jenn Do, Staff Accountant, at (202) 551-3743 or Terence O'Brien,
Branch Chief, at (202) 551-3355, with any questions.
 Charles W. Rayfield
Knoll, Inc.
November 21, 2018
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                                        Sincerely,
FirstName LastNameCharles W. Rayfield
                                        Division of Corporation Finance
Comapany NameKnoll, Inc.
                                        Office of Manufacturing and
November 21, 2018 Page 2                Construction
FirstName LastName